FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                         For the month of January, 2004

                           GRANITE MORTGAGES 03-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                            London EC2V 7EX, England
                    (Address of principal executive offices)


                        GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                    (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                            London EC3N 4HJ, England
                    (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes............No.......X...........

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                    GRANITE MORTGAGES 03-3 PLC


                                    By:  /s/  Clive Rakestrow
                                         -------------------
                                    Name:  L.D.C. Securitisation Director No. 1
                                    Limited by its authorized person Clive
                                    Rakestrow for and on its behalf
                                    Title:  Director
Date: 1 March 2004

                                    GRANITE FINANCE FUNDING LIMITED


                                    By:  /s/  Nigel  Charles Bradley
                                         --------------------------
                                    Name:  Nigel Charles Bradley
                                    Title:  Director
Date: 1 March 2004

                                    GRANITE FINANCE TRUSTEES LIMITED


                                    By:  /s/  Daniel Le Blancq
                                         ---------------------
                                    Name:  Daniel Le Blancq
                                    Title:  Director
Date: 1 March 2004


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INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-3 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-3 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 January 2004 - 31 January 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                              228,177

Current Balance                                        (GBP)17,537,520,729

Last Months Closing Trust Assets                       (GBP)13,059,474,279

Funding share                                          (GBP)16,205,567,221

Funding Share Percentage                                       92.41%

Seller Share*                                          (GBP)1,331,953,508

Seller Share Percentage                                        7.59%

Minimum Seller Share (Amount)*                         (GBP)715,360,260

Minimum Seller Share (% of Total)                              4.08%

Excess Spread last Quarter Annualised (% of Total)             0.38%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------
                  Number       Principal (GBP)  Arrears (GBP)  By Principal (%)

< 1 Month        225,051         17,322,982,488        0               98.78%

> = 1 < 3 Months  2,582          179,781,944       1,575,602            1.03%

> = 3 < 6 Months   415            26,984,407        675,117             0.15%

> = 6 < 9 Months   104             6,200,291        278,181             0.04%

> = 9 < 12 Months   20             1,149,638         64,893             0.01%

> = 12 Months       5               421,961          53,352             0.00%

Total            228,177       17,537,520,729      2,647,145           100.00%
-------------------------------------------------------------------------------



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Properties in Possession

-------------------------------------------------------------------------------
                                Number         Principal (GBP)  Arrears (GBP)

Total (since inception)           109            5,766,803        273,005
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Properties in Possession                                             59

Number Brought Forward                                               38

Repossessed (Current Month)                                          21

Sold (since inception)                                               50

Sold (current month)                                                  3

Sale Price / Last Loan Valuation                                    1.11

Average Time from Possession to Sale (days)                          124

Average Arrears at Sale                                           (GBP)2,109

Average Principal Loss (Since inception)*                          (GBP)328

Average Principal Loss (current month)**                            (GBP)0

MIG Claims Submitted                                                    7

MIG Claims Outstanding                                                  0

Average Time from Claim to Payment                                     59
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution
-------------------------------------------------------------------------------
                                              Number         Principal (GBP)

Substituted this period                        57,542       (GBP)4,999,992,262

Substituted to date (since 26 March 2001)     344,923      (GBP)26,658,375,004
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                                   Monthly        Annualised

Current Month CPR Rate                              3.65%           35.49%

Previous Month CPR Rate                             4.87%           45.04%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                        24.23

Weighted Average Remaining Term (by value) Years                    19.93

Average Loan Size                                                (GBP)76,859

Weighted Average LTV (by value)                                     74.74%

Weighted Average Indexed LTV (by value)                             60.98%

Fast Track (by value)                                               24.46%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------

Fixed Rate (by balance)                                             52.77%

Together (by balance)                                               24.60%

Capped (by balance)                                                  1.80%

Variable (by balance)                                               19.39%

Tracker (by balance)                                                 1.45%

Total                                                               100.0%
-------------------------------------------------------------------------------



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Geographic Analysis

-------------------------------------------------------------------------------
                  Number           % of Total     Value (GBP)        % of Total

East Anglia        4,930            2.16%          378,810,448           2.16%

East Midlands     16,849            7.38%         1,148,707,608          6.55%

Greater London    27,338           11.98%         3,428,585,303         19.55%

North             30,315           13.29%         1,566,100,601          8.93%

North West        31,691           13.89%         1,944,911,049         11.09%

Scotland          16,916            7.41%         1,024,191,211          5.84%

South East        34,054           14.92%         3,539,071,683         20.18%

South West        15,209            6.67%         1,285,500,269          7.33%

Wales             10,035            4.40%          605,044,465           3.45%

West Midlands     15,450            6.77%         1,103,110,054          6.29%

Yorkshire         25,390           11.13%         1,513,488,039          8.63%

Total            228,177            100%          17,537,520,729          100%
-------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------
                                 Number         Value (GBP)          % of Total

0% < 25%                          7,183          280,600,332             1.60%

> = 25% < 50%                    27,102         1,894,052,239           10.80%

> = 50% < 60%                    17,647         1,485,428,006            8.47%

> = 60% < 65%                    10,401         931,242,351              5.31%

> = 65% < 70%                    11,971         1,096,095,046            6.25%

> = 70% < 75%                    17,941         1,545,055,576            8.81%

> = 75% < 80%                    17,092         1,706,400,767            9.73%

> = 80% < 85%                    19,532         1,744,983,313            9.95%

> = 85% < 90%                    34,622         2,418,424,109           13.79%

> = 90% < 95%                    48,061         3,419,816,542           19.50%

> = 95% < 100%                   16,465         1,006,653,690            5.74%

> = 100%                           160            8,768,760              0.05%

Total                            228,177        17,537,520,729          100.0%
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Repayment Method
-------------------------------------------------------------------------------
                                 Number         Value (GBP)          % of Total

Endowment                        34,360         2,474,544,175           14.11%

Interest Only                    20,340         2,509,619,216           14.31%

Pension Policy                     748            73,657,587             0.42%

Personal Equity Plan              1,550          112,240,133             0.64%

Repayment                        171,179        12,367,459,618          70.52%

Total                            228,177        17,537,520,729         100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                 Number         Value (GBP)          % of Total

Full Time                        203,096        14,959,505,182          85.30%

Part Time                         2,982         170,113,951              0.97%

Retired                            535          17,537,521               0.10%

Self Employed                    19,259         2,283,385,199           13.02%

Other                             2,305         106,978,876              0.61%

Total                            228,177        17,537,520,729         100.00%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                 5.74%

Effective Date of Change                      1 December 2003
-------------------------------------------------------------------------------


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Notes    Granite Mortgages 03-3 plc

-------------------------------------------------------------------------------
                   Outstanding       Rating         Reference Rate       Margin
                                Moodys/S&P/Fitch

Series 1

A1               $501,618,357     Aaa/AAA/AAA           1.20%            0.08%

A2               $750,000,000     Aaa/AAA/AAA           1.24%            0.12%

A3               $500,000,000     Aaa/AAA/AAA           1.32%            0.20%

B                 $72,000,000       Aa3/AA/AA           1.57%            0.45%

M                 $27,000,000        A2/A/A             1.82%            0.70%

C                 $50,000,000     Baa2/BBB/BBB          2.57%            1.45%

Series 2

A             (Euro)640,000,000   Aaa/AAA/AAA           2.27%            0.19%

B             (Euro)23,000,000     Aa3/AA/AA            2.53%            0.45%

M             (Euro)7,500,000       A2/A/A              2.78%            0.70%

C             (Euro)55,000,000    Baa2/BBB/BBB          3.53%            1.45%

Series 3

A             (GBP)340,000,000    Aaa/AAA/AAA           4.22%            0.19%

B              (GBP)28,500,000     Aa3/AA/AA            4.48%            0.45%

M              (GBP)11,500,000      A2/A/A              4.73%            0.70%

C               (GBP)7,500,000    Baa2/BBB/BBB          5.48%            1.45%
-------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B and M Notes ((GBP)Equivalent)        (GBP)122,676,688            5.92%

Class C Notes ((GBP)Equivalent)               (GBP)76,908,644            3.71%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                             % of Funding Share

Class B and M Notes ((GBP)Equivalent)        (GBP)122,676,688            0.76%

Class C Notes ((GBP)Equivalent)               (GBP)76,908,644            0.47%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Granite Mortgages 03-3 Reserve Fund Requirement (GBP)33,400,000          0.21%

Balance Brought Forward                         (GBP)22,300,000          0.14%

Drawings this Period                                (GBP)0               0.00%

Excess Spread this Period                         (GBP)943,160           0.01%

Funding Reserve Fund Top-up this Period*            (GBP)0               0.00%

Current Balance                                 (GBP)23,243,160          0.14%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Funding Reserve Balance                   (GBP)26,915,060            0.17%

Funding Reserve %                                  0.6%                  NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom